K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

August 18, 2020
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  DeCarlo McLaren

Re:	Touchstone Strategic Trust (the “Trust”) — File No. 333-240012
Registration Statement on Form N-14

Dear Mr. McLaren:
On behalf of the Trust, we submit this letter in response to comments received by telephone on August 17, 2020 from DeCarlo McLaren of the disclosure review staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Touchstone Dynamic Equity Fund (to be known as Anti-Benchmark US Core Equity Fund), a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Touchstone Anti-Benchmark US Core Equity Fund (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), a series of Touchstone Funds Group Trust, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on July 22, 2020, accession no. 0000711080-20-000077.
For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.
Comment 1 — Please provide a response letter in the form of an EDGAR correspondence and remove any brackets and fill in any blanks in the next filing with the SEC. The staff also notes that the company and its management are responsible for the accuracy and adequacy of their disclosures, not withstanding any review comments, actions or absence of action by the staff.

Response to Comment 1 — The Trust acknowledges the staff’s comment.
Comment 2 — Under the heading “Questions & Answers,” with respect to the question titled “Will I have to pay federal income taxes as a result of the Reorganization,” the disclosure states that the appointment of TOBAM S.A.S. (“TOBAM”) as sub-advisor to the Acquiring Fund is

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August 18, 2020

separate from the Reorganization. Please confirm that TOBAM will become sub-advisor to the Acquiring Fund separate and apart from the Reorganization.
Response to Comment 2 — The Trust so confirms.
Comment 3 — Under the heading “Questions & Answers,” with respect to the question titled “Will I have to pay federal income taxes as a result of the Reorganization,” certain information is provided with respect to costs associated with repositioning the Acquiring Fund’s portfolio. Please provide information as of a more updated date than December 31, 2019.

Response to Comment 3 — In response to the staff’s comment, the Trust notes that this information is based upon the Acquiring Fund’s most recently completed fiscal year. This is the most recent practicable date for which the information is available.  Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comment 4 — Under the heading “Questions & Answers,” with respect to the question titled “Why is no shareholder action necessary,” please confirm supplementally whether the Acquiring Fund is relying on the Trust’s multi-manager relief with respect to the sub-advisor change to TOBAM. If so, please confirm compliance with the conditions of such relief.

Response to Comment 4 — The Trust supplementally confirms that the Acquiring Fund is relying on the Trust’s multi-manager exemptive relief with respect to the sub-advisor change to TOBAM and confirms that it is in compliance with the conditions of such relief.
Comment 5 — Under the heading “Summary - Background,” if applicable, please provide the name of the exchange on which the Acquiring Fund securities will be listed and include a statement that reports, proxies, etc., can be inspected at the exchange. See Form N-14, Item 2(a).

Response to Comment 5 — The Trust notes that the Acquiring Fund’s shares will not be listed on an exchange. Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comment 6 — Under the heading “Summary - Reorganization - How do the Funds’ fees and expenses compare,” with respect to the paragraph regarding Comparative Fee Tables, please confirm that the fee tables reflect current expenses of the Funds.

Response to Comment 6 — The Trust so confirms.
Comment 7 — Under the heading “Information about the Reorganization - Reasons for the Reorganization,” please disclose with specific details the reasons the Target Fund and the Acquiring Fund want to merge.

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August 18, 2020

Response to Comment 7 — In response to the staff’s comment, the Trust has revised the disclosure as-follows:
Immediately following the Reorganization, the Target Fund and the Acquiring Fund will have the same investment goals and principal investment strategies. In addition, immediately following the Reorganization, the Acquiring Fund will be managed by the same sub-advisor that currently manages the Target Fund. The Reorganization has the potential to benefit shareholders of each Fund for the following reasons: (1) the Funds will have the same investment goals and investment strategies; (2) the combined assets could provide greater economies of scale; and (3) the Funds will have the same advisory fees, sub-advisory fees, and expense limitations ~~provide efficiencies and economies of scale for the combined Fund~~. At a meeting held on May 21, 2020, the Target Trust Board and the Acquiring Trust Board, including the Independent Trustees, determined that the Reorganization was in the best interests of the Funds and that the interests of existing shareholders of the Funds will not be diluted as a result of the Reorganization. The Target Trust Board and the Acquiring Trust Board approved the Reorganization.
Comment 8 — Under the heading “Information about the Reorganization - Reasons for the Reorganization,” please confirm that the Trust has presented all material adverse factors that were considered by the Board.

Response to Comment 8 — The Trust confirms that all material adverse factors considered by the Board are disclosed.
Comment 9 — Under the heading “Information about the Reorganization - Material Federal Income Tax Consequences,” in the second paragraph, please more clearly state that the tax-free nature of the Reorganization is a non-waivable condition of the Reorganization.

Response to Comment 9 — In response to the staff’s comment, the Trust will revise the disclosure as-follows:
As a non-waivable condition to the closing of the Reorganization, the Target Fund and the Acquiring Fund will receive an opinion from the law firm of K&L Gates LLP substantially to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, and certain representations, qualifications, and assumptions with respect to the Reorganization, for federal income tax purposes:
Comment 10 — Under the heading “The Funds’ Management - Expense Limitation Agreement,” the disclosure states that “The terms of Touchstone Advisors’ contractual waiver agreement provide that Touchstone Advisors is entitled to recoup, subject to approval by the Fund’s Board,

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August 18, 2020

such amounts waived or reimbursed for a period of up to three years from the date on which Touchstone Advisors reduced its compensation or assumed expenses for the Fund.” Please confirm that the terms of the Acquiring Fund’s expense limitation agreement, including recoupment, will be the same before and after the closing of the Reorganization or, if not, disclose the differences.
Response to Comment 10 — The Trust confirms that the terms of the Acquiring Fund’s expense limitation agreement, including with respect to recoupment, will be the same before and after the closing of the Reorganization.
Comment 11 — In the Statement of Additional Information for Touchstone Strategic Trust dated October 30, 2019, revised as of July 1, 2020, under the heading “Securities Lending,” please confirm that the information in the table under the heading “Gross income from securities lending activities” includes income from cash collateral reinvestment. Please see Item 19(i)(1)(i) of Form N-1A.
Response to Comment 11 — The Trust confirms that the information in the table under the heading “Gross income from securities lending activities” includes income from cash collateral reinvestment.
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The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (617) 951-9053 or Clair E. Pagnano at (617) 261-3246.
Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Meredyth A. Whitford-Schultz, Secretary of the Trust
Clair E. Pagnano, Partner, K&L Gates LLP